UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13D-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

268158201

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268158201	13D	Page 2 of 10 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 8,452,235 shares of Common Stock (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 8,452,235 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,452,235 shares of Common Stock (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund, L.P. holds 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock (as defined herein) and Warrants (as defined herein) to purchase 2,645,566 shares of Common Stock. BCIP Life Sciences Associates, LP holds 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 8,452,235 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 65,154,729 shares of Common Stock issued and outstanding as of August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, (ii) 18,525,000 shares of Common Stock issued in the Offering (as defined herein) and (iii) 927,235 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 268158201	13D	Page 3 of 10 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund, L.P. holds 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock. BCIP Life Sciences Associates, LP holds 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 8,452,235 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 65,154,729 shares of Common Stock issued and outstanding as of August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, (ii) 18,525,000 shares of Common Stock issued in the Offering (as defined herein) and (iii) 927,235 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 2100 Powell Street, Suite 900, Emeryville, CA 94608.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman exempted limited partnership (“BC LS”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIP LS” and, together with BC LS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCI LS”), whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman exempted limited partnership (“BC LS P”), which is the general partner of BC LS.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIP LS. BCI LS governs the investment strategy and decision-making process with respect to investments held by BCIP LS.

As a result, each of BCI LS, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 22, 2019, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of each of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Reporting Persons, BCI LS, BC LS P and Boylston are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCI LS.

(d) During the last five years, none of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BC LS and BC LS P are organized under the laws of the Cayman Islands. BCIP LS, BCI LS and Boylston are organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 7, 2019, the Issuer entered into an underwriting agreement with Cowen and Company, LLC and William Blair & Company, L.L.C., as underwriters, related to a public offering (the “Offering”) of 18,525,000 shares of Common Stock, 4,840 shares of the Issuer’s non-voting Series B Convertible Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), and warrants to purchase an aggregate of 5,841,250 shares of Common Stock (the “Warrants”). Each share of Common Stock was sold together with a Warrant to purchase 0.25 of a share of Common Stock, at a combined price to the public of $3.00 per share of Common Stock and accompanying Warrant. Each share of Series B Preferred Stock was sold together with Warrants to purchase 250 shares of Common Stock, at a combined price to the public of $3,000.00 per share of Series B Preferred Stock and accompanying Warrants. The Offering closed on August 12, 2019.

Pursuant to the Offering, (i) BC LS purchased 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock for a total purchase price of $31,746,798.00 and (ii) BCIP LS purchased 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock for a total purchase price of $3,248,202.00. Each of the Reporting Persons used its own working capital to acquire the securities.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Series B Convertible Preferred Stock

The terms, rights, obligations and preferences of the Series B Preferred Stock are set forth in the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Certificate of Designation”), which was filed with the Secretary of State of the State of Delaware on August 8, 2019.

References to and the description of the Certificate of Designation set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Designation, which is attached hereto as Exhibit B and incorporated by reference herein.

Conversion. Each share of the Series B Preferred Stock is convertible into 1,000 shares of Common Stock (subject to adjustment as provided in the Certificate of Designation) at any time at the option of the holder.

Conversion Blocker. The holder is prohibited from converting shares of Series B Preferred Stock into shares of Common Stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conversion (the “Series B Conversion Blocker”); provided, however, that a holder may, upon written notice to the Issuer, elect to increase or decrease the Series B Conversion Blocker percentage. In connection with the closing of the Offering, on August 12, 2019, the Reporting Persons delivered written notice to the Issuer of their election to increase the Series B Conversion Blocker percentage to 9.99% and to irrevocably forfeit their right to further increase the Series B Conversion Blocker percentage from and after the date thereof.

Liquidation Preference. In the event of the Issuer’s liquidation, dissolution or winding up, holders of the Series B Preferred Stock will receive a payment equal to the amount that would be paid on the Common Stock underlying the Series B Preferred Stock, determined on an as-converted basis (without regard to any limitations on conversion).

Voting Rights. The shares of Series B Preferred Stock generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Series B Preferred Stock will be required to amend the terms of the Series B Preferred Stock.

Dividends. The shares of Series B Preferred Stock will not be entitled to receive any dividends, except to the extent that dividends are paid on the Common Stock, in which case the holders of the Series B Preferred Stock will be entitled to participate in such dividends on an as-converted basis (without regard to any limitations on conversion).

Redemption. The Issuer is not obligated to redeem or repurchase any shares of Series B Preferred Stock. The shares of Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Certificate of Designation) occurs while any of the Series B Preferred Stock is outstanding, then upon any subsequent conversion of the Series B Preferred Stock the holders have the right to receive, in lieu of the right to receive the shares of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitations on conversion), the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of such shares of Common Stock.

Warrants

References to and the description of the Warrants set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the form of Warrant, which is attached hereto as Exhibit C and incorporated by reference herein.

Exercisability. The Warrants are exercisable at any time and will expire on the 30-month anniversary of the date of issuance. The Warrants are exercisable, at the option of the holder, in whole or in part by delivering to the Issuer a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance or resale of the shares of Common Stock underlying the Warrants under the Securities Act of 1933, as amended, is not available for the issuance or resale, as applicable, of such shares of Common Stock underlying the Warrants, the holder may exercise the Warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Warrant.

Exercise Blocker. The holder is prohibited from exercising the Warrants into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “Warrant Exercise Blocker” and, together with the Series B Conversion Blocker, the “Beneficial Ownership Blocker”); provided, however, that a holder may, upon written notice to the Issuer, elect to increase or decrease the Warrant Exercise Blocker percentage. In connection with the closing of the Offering, on August 12, 2019, the Reporting Persons delivered written notice to the Issuer of their election to increase the Warrant Exercise Blocker percentage to 9.99% and to irrevocably forfeit their right to further increase the Warrant Exercise Blocker percentage from and after the date thereof.

Exercise Price. The initial exercise price per share of Common Stock purchasable upon exercise of the Warrants is $4.50. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of the holder’s ownership of shares of Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Warrant.

Fundamental Transactions. If a Fundamental Transaction (as defined in the Warrant) occurs while any of the Warrants are outstanding, then upon any subsequent conversion of a Warrant the holders have the right to receive, in lieu of the right to receive the shares of Common Stock that would have been issuable upon exercise of such Warrant prior to such Fundamental Transaction, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction (without regard to any limitations on the exercise of the Warrant).

Board Representation

On August 12, 2019, the Issuer’s board of directors (the “Board”) appointed Andrew A.F. Hack, M.D., Ph.D., a managing director of BCI LS, to serve as a member of the Board.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, convert their shares of Series B Preferred Stock into shares of Common Stock, exercise their Warrants for shares of Common Stock or sell or otherwise dispose of some or all of their securities of the Issuer. Such conversions, exercises and sales may or may not impact the percentage of Common Stock beneficially owned in light of the Beneficial Ownership Blocker. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As further described in Item 3 of this Schedule 13D, (i) BC LS purchased 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock in the Offering and (ii) BCIP LS purchased 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock in the Offering.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from converting or exercising, as applicable, shares of Series B Preferred Stock or Warrants to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 8,452,235 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 65,154,729 shares of Common Stock issued and outstanding as of August 2, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, (ii) 18,525,000 shares of Common Stock issued in the Offering and (iii) 927,235 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Certificate of Designation (incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed August 8, 2019)

Exhibit C	Form of Warrant (incorporated by reference from Exhibit 4.1 to the Issuer’s Form 8-K filed August 8, 2019

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 22, 2019	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP
its general partner

	By:	Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Andrew Hack, M.D., Ph.D.
		Name:	Andrew Hack, M.D., Ph.D.
		Title:	Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC
its general partner

	By:	/s/ Andrew Hack, M.D., Ph.D.
		Name:	Andrew Hack, M.D., Ph.D.
		Title:	Authorized Signatory